                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                                 Tekgraf, Inc.
                                (Name of Issuer)

                Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   879102101
                                 (CUSIP Number)

                               William M. Rychel
                          980 Corporate Woods Parkway
                             Vernon Hills, IL 60061
                           Telephone: (847) 913-5888
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 3, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Beverly Nerenberg
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [X]
                                                                                 (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF              7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY             ----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
     EACH
   REPORTING                     89,549
  PERSON WITH              ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 89,549
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         125,765
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         A. Lowell Nerenberg
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [X]
                                                                                 (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF              7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY             ----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
     EACH
   REPORTING                     89,549
  PERSON WITH              ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 89,549
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         125,765
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas A. Gust
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [X]
                                                                                 (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF              7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY             ----------------------------------------------------
    OWNED BY               8     SHARED VOTING POWER
     EACH
   REPORTING                     398,733
  PERSON WITH              ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 398,733
                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         416,841
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William M. Rychel
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [X]
                                                                                 (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         SC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF              7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                   1,191,800
    OWNED BY               ----------------------------------------------------
     EACH                  8     SHARED VOTING POWER
   REPORTING
  PERSON WITH                    694,199
                           ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 1,191,800
                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,209,908
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rosa Sabato
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [X]
                                                                                 (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF              7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY               ----------------------------------------------------
     EACH                  8     SHARED VOTING POWER
   REPORTING
  PERSON WITH                    4,250
                           ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 4,250
                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,250
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Martyn L. Cooper
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [X]
                                                                                 (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF              7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY               ----------------------------------------------------
     EACH                  8     SHARED VOTING POWER
   REPORTING
  PERSON WITH                    69,500
                           ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 69,500
                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         69,500
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J. Thomas Woolsey
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [X]
                                                                                 (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

    NUMBER OF              7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY
    OWNED BY               ----------------------------------------------------
     EACH                  8     SHARED VOTING POWER
   REPORTING
  PERSON WITH                    132,167
                           ----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 132,167
                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         132,167
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

           This Amendment to Schedule 13D (the "Amendment") relates to the Class A Common Stock, par value $.001 (the "Class A Stock") of Tekgraf, Inc. (the "Issuer"), the principal executive offices of which are located at 645 Hembree Parkway, Suite J, Roswell, Georgia 30076.

           This Amendment amends the Schedule 13D filed October 15, 1999, by Beverly Nerenberg, A. Lowell Nerenberg, William M. Rychel, and Thomas A. Gust. The purpose of this Amendment is to include additional members of the voting group and to reflect the recent transactions by the members of the voting group.


ITEM 2.    IDENTIFY AND BACKGROUND

           This Amendment is filed by (i) Beverly Nerenberg, who is employed by BL Associates, an internet-based business selling consumer products over the internet, located at 17513 Sir Galahad Way, Ashton, MD 20861; (ii) A. Lowell Nerenberg, who is also employed by BL Associates, located at 17513 Sir Galahad Way, Ashton, MD 20861; (iii) William M. Rychel, who is the Interim Chief Executive Officer of Tekgraf, Inc., his office being located at 980 Corporate Woods Parkway, Vernon Hills, IL 60061; (iv) Thomas A. Gust, who is employed by GB marketing, an independent manufacturers representative specializing in computer products, located at 200 North Fairway Drive, Suite 202, Vernon Hills, IL 60061; (v) Rosa Sabato, who resides at 43 Balmiere Parkway, Cranford, NJ 07016; (vi) Martyn L. Cooper, who is Chief Operations Officer of the Issuer, his office being located at 7621 Portwest, Suite 100, Houston TX 77024; and
(vii) J. Thomas Woolsey, who is Chief Information Officer of the Issuer, his office being located at 645 Hembree Parkway, Suite J, Roswell, GA 30076 (collectively, the "Shareholders").

           During the last five years, to the best of their knowledge, none of the Shareholders have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All reporting persons are citizens of the U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

           As noted in Item 4 below, the Shareholders have filed this Amendment because (i) each of the Shareholders other than Mr. Cooper and Mr. Woolsey have agreed to vote their shares of Class A Stock and Class B Common Stock, par value $.001 ("Class B Stock") in favor of the reclassification of the Class B Stock into Class A Stock on a one-to-one basis and related amendments to the articles of incorporation (the "Reclassification"), and (ii) each of Mr. Cooper and Mr. Woolsey have agreed with Rychel to vote his shares in favor of every matter recommended by the Issuer's Board of Directors (which would include the Reclassification since approved by such Board). Because of these voting agreements, under Rule 13d-5(b)(1) each Shareholder may be therefore deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each other Shareholder, including each other's Class A Stock. Because this deemed acquisition is the only acquisition reported on this Amendment by all of the Shareholders except Mr. Rychel, no information is provided for the other Shareholders as to the source and amount of funds and other consideration.

         On December 3, 1999, Mr. Rychel purchased a total of 685,816 shares of Class B Stock and 121,167 shares of Class A Stock, and agreed to purchase an additional 161,333 shares of Class B Stock from certain persons. More specifically, Mr. Rychel purchased: 189,045 shares of Class B Stock and 41,955 shares of Class A Stock from Martyn L. Cooper; 356,888 shares of Class B Stock and 75,445 shares of Class A Stock from J. Thomas Woolsey; 36,750 shares of Class B Stock from A. Lowell Nerenberg; 90,383 shares of Class B Stock and 3,767 shares of Class A Stock from Beverly Nerenberg; and 12,750 shares of Class B Stock from Rosa Sabato. The purchase price was $2.10 per share. In addition, Mr. Rychel agreed to purchase 55,600 shares of Class B Stock from Mr. Cooper and 105,733 shares of Class B Stock from Mr. Woolsey for $2.75 per share. Mr. Rychel paid Messrs. Cooper and Woolsey $.50 per share as a down payment. Those shares are currently held in an escrow established in connection with a previous reorganization of the Issuer, and these purchases can be completed only as to shares released from escrow by December 1, 2000. To the extent the purchases are not completed, Mr. Rychel will forfeit the down payment but will have no further obligations to Messrs. Cooper and Woolsey as to these shares.

         Mr. Rychel currently owns or has the power to vote 279,366 shares of Class A Stock (8.7% of outstanding) and 1,606,633 shares of Class B Stock (51.4% of outstanding).

         The Issuer loaned Mr. Rychel a total of $1,775,000 to purchase the shares of Class A Stock and Class B Stock. The loan is for a term of one year, with interest payable annually at a rate that is .25% above the rate paid from time to time by Tekgraf under its current bank loan agreement, and with all principal and interest due at maturity. The loan is prepayable at any time without penalty, and Mr. Rychel has stated his intent to attempt to sell blocks of his shares on a private basis in an effort to repay the loan.

         As collateral for payment of the loan, Mr. Rychel pledged the 121,167 shares of Class A Stock and 685,816 shares of Class B Stock which he purchased with the proceeds of the loan, and 99,875 shares of previously owned Class A Stock, and 182,692 shares of previously owned Class B Stock. The stock pledge will terminate when $887,500 of the principal of the loan and all accrued interest has been repaid, or the trading price of the Issuer's Class A Stock has been above $2.50 for ten consecutive trading days, whichever comes first. Mr. Rychel also collaterally assigned to the Issuer his rights under his agreements with Messrs. Cooper, Woolsey and Nerenberg, and Mrs. Nerenberg and Mrs. Sabato.

         Mr. Rychel agreed that if the trading price of the Class A Stock equals or exceeds $3.00 per share, the Issuer can purchase any of the recently purchased Class A and Class B Stock from him at discounts to the then-current market price ranging from 10-15% depending on the market price, with a corresponding reduction of the loan balance. In connection with the loan, Mr. Rychel agreed to purchase a $2,000,000 term life insurance policy on his life, with the Issuer as beneficiary, and agreed to keep the policy in effect until the loan is paid in full. The Issuer agreed to indemnify Mr. Rychel against any actions brought against him personally by any of the Issuer's shareholders as a result of the loan or his use of the loan to purchase shares as described above.

         The Issuer borrowed the money lent to Mr. Rychel under its existing bank facility. In doing so, the Issuer incurred a service charge of approximately $10,000 imposed by the bank in order to obtain a waiver from the usual lending conditions prohibiting loans by the Issuer to its officers or directors.

ITEM 4.  PURPOSE OF TRANSACTION

         The only reason the Shareholders filed the Schedule 13D and this Amendment is that they have agreed to act together for the purpose of acquiring additional Class A Stock, as follows. Each Shareholder owns Class A Stock and/or Class B Stock of the Issuer. Holders of the Class B Stock have five votes per share as compared to one vote per share for the holders of Class A Stock. Otherwise, the Class B Stock is identical to the Class A Stock, and the Class B Stock is convertible into Class A Stock on a one-to-one basis.

         Management of the Issuer has recommended to the shareholders of the Issuer for their approval the reclassification of the Class B Stock into Class A Stock and related amendments to the articles of incorporation. The purpose of the purchases by Mr. Rychel, described in Item 3 above, was to allow Mr. Rychel to accumulate enough Class B Stock votes to ensure approval of the Reclassification. Mr. Rychel currently owns or has the power to vote 279,366 shares of Class A Stock (8.7% of outstanding) and 1,606,633 shares of Class B Stock (51.4% of outstanding). Each Shareholder other than Mr. Cooper and Mr. Woolsey have agreed to vote his or her Class A Stock and Class B Stock in favor of the Reclassification if presented at a shareholders' meeting. Messrs. Cooper and Woolsey have agreed to vote their shares in favor of every matter recommended by the Issuer's Board of Directors (which would include the Reclassification since approved by such Board). Under Rule 13d-5(b)(1), two or more persons are deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each person as of the date of an agreement to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of an issuer. Thus, each of the Shareholders is deemed to have acquired the beneficial ownership of each other's Class A Stock. Each of the Shareholders intends to hold all of his or her shares of Class A Stock for investment purposes.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) As noted in Item 4 above, the only reason the Shareholders have filed the Schedule 13D and this Amendment is because of their various agreements to vote their shares as described therein, and under Rule 13d-5(b)(1) each Shareholder may be therefore deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each other Shareholder. Thus, the aggregate number of shares of Class A Stock beneficially owned by the each member of the group is 1,958,341 approximately 40.7% of the Class A Stock.

         (b) While the Shareholders are deemed to have beneficial ownership of each other's shares of Class A Stock under Rule 13d-5(b)(1), each reporting person individually beneficially owns the following amounts of shares.

             (1) Beverly Nerenberg and A. Lowell Nerenberg have shared voting and disposition power with respect to 36,216 shares of Class A Stock and 53,333 shares of Class B Stock. The Nerenbergs share the voting power of these shares of Class A Stock and Class B Stock with Mr. Rychel pursuant to the agreement described in Item 5(c). The Nerenbergs also have 36,216 shares of Class A Stock pursuant to an escrow agreement whereby a shareholder representative has the sole power to direct the voting of such shares. Thus, the Nerenbergs have beneficial ownership of 125,765 shares of Class A Stock (includes the right to conversion of 53,333 shares of Class B Stock), or approximately 3.9% of the outstanding shares of Class A Stock.

             (2) William M. Rychel has sole voting and disposition power with respect to 221,042 shares of Class A Stock and 970,758 shares of Class B Stock. Mr. Rychel also has 18,108 shares of Class A Stock pursuant to an escrow agreement whereby a shareholder representative has the sole power to direct the voting of such shares. Thus, Mr. Rychel beneficially owns 1,209,908 shares of Class A Stock (includes the right to conversion of 970,758 shares of Class B Stock), or approximately 29.0% of the outstanding shares of Class A Stock. Mr. Rychel currently owns or has the power to vote 279,366 shares of Class A Stock (8.7% of outstanding) and 1,606,633 shares of Class B Stock (51.4% of outstanding) pursuant to the agreements described in Item 5(c).

             (3) Thomas A. Gust has shared voting and sole disposition power with respect to 22,108 shares of Class A Stock and 376,625 shares of Class B Stock. Mr. Gust shares the voting power of his shares of Class A Stock and Class B Stock with Mr. Rychel pursuant to the agreement described in Item 5(c). Mr. Gust also has 18,108 shares of Class A Stock pursuant to an escrow agreement whereby a shareholder representative has the sole power to direct the voting of such shares. Thus, Mr. Gust beneficially owns 416,841 shares of Class A Stock (includes the right to conversion of 376,625 shares of Class B Stock), or approximately 11.6% of the outstanding shares of Class A Stock.

             (4) Rosa Sabato has shared voting and sole disposition power with respect to 4,250 shares of Class B Stock. Thus, Ms. Sabato beneficially owns 4,250 shares of Class A Stock (includes the right to conversion of 4,250 shares of Class B Stock), or approximately 0.1% of the outstanding shares of Class A Stock. Ms. Sabato shares the voting power of her shares of Class B Stock with Mr. Rychel pursuant to the agreement described in Item 5(c).

             (5) Martyn L. Cooper has shared voting and disposition power with respect to 69,500 shares of Class B Stock (includes 55,600 shares currently held in escrow which Mr. Rychel has the right to purchase pursuant to the agreement described in Item 5(c)). Thus, Mr. Cooper beneficially owns 69,500 shares of Class A Stock (includes the right to conversion of 69,500 shares of Class B Stock), or approximately 2.1% of the outstanding shares of Class A Stock. Mr. Cooper shares the voting power of 69,500 shares of his Class B Stock with Mr. Rychel pursuant to the agreement described in Item 5(c).

             (6) J. Thomas Woolsey has shared voting and disposition power with respect to 132,167 shares of Class B Stock (includes 105,733 shares currently held in escrow which Mr. Rychel has the right to purchase pursuant to the agreement described in Item 5(c)). Thus, Mr. Woolsey beneficially owns 132,167 shares of

                      Class A Stock (includes the right to conversion of 132,167 shares of Class B Stock), or approximately 4.0% of the outstanding shares of Class A Stock. Mr. Woolsey shares the voting power of 132,167 shares of his Class B Stock with Mr. Rychel pursuant to the agreement described in Item 5(c).

         Under Rule 13d-4 of the Securities Exchange Act of 1934, each of the Shareholders expressly declares that the filing of the Schedule 13D and this Amendment shall not be construed as an admission that each of the Shareholders, for the purposes of section 13(d) or 13(g) of the Act, are beneficial owners of each other's Class A Stock, except that Mr. and Mrs. Nerenberg state that they share beneficial ownership of the Class A Stock and Class B Stock held by each other.

         (c) As described in more detail in Item 3 above, on December 3, 1999, Mr. Rychel purchased a total of 685,816 shares of Class B Stock and 121,167 shares of Class A Stock, and agreed to purchase an additional 161,333 shares of Class B Stock from certain persons. All of such transactions were effected between holders of Class B Stock and by means of private agreements.

         In connection with those purchases, the Nerenbergs, Mr. Gust, and Mrs. Sabato each executed voting agreements and appointed Mr. Rychel his or her proxy with respect to the other shares of Tekgraf not being sold to Mr. Rychel, thereby allowing Mr. Rychel to vote those shares of Class A Stock and Class B Stock in favor of the Reclassification if presented at a shareholders' meeting. Messrs. Cooper and Woolsey each executed a voting agreement which appointed Mr. Rychel his proxy with respect to the other shares of Tekgraf not being sold to Mr. Rychel, thereby allowing Mr. Rychel to vote all of Messrs. Cooper and Woolsey's shares of Class B Stock in favor of every matter recommended by the Issuer's board of directors, including any amendment to the Issuer's articles of incorporation.

         The list below sets forth the transactions by Mr. and Mrs. Nerenberg in the past 60 days. Upon the sale of Class B Stock, the shares are automatically converted to Class A Stock. All of such sales were effected by the Nerenbergs on NASDAQ.

                  1.       11/9/99  - 2500 shares at 1 1/8
                  2.       11/15/99 - 2000 shares at 1 1/8
                  3.       11/16/99 - 6000 shares at 1 1/8

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As noted in Item 3 and Item 5(c) above, Mr. Rychel has acquired the right to vote certain shares of Class A Stock and Class B Stock. In the event of default under the Loan Agreement, Stock Pledge Agreement, or the Promissory Note, attached on Exhibits 8-10, the Issuer shall be entitled (i) to transfer all or any part of the pledged shares into the Issuer's name or the name of its nominee or nominees; (ii) to vote all or any part of the pledged shares (whether or not transferred into the name of the Issuer) and give all consents, waivers and ratifications in respect of the pledged shares; and

(iii) to cause the purchases of the Delayed Shares under the voting agreements with Messrs. Cooper and Woolsey to be completed by Mr. Rychel.

         A. Lowell Nerenberg, William M. Rychel, and Thomas A. Gust have an aggregate of 72,432 shares of Class A Stock (the "Escrow Shares") that are being held in escrow pursuant to, and that will be released in accordance with, the terms of: (i) an Escrow Agreement by and among the Issuer, Tekgraf Sub III, Inc. ("Sub"), New England Computer Graphics, Inc. ("NECG"), David Boston, A. Lowell Nerenberg, William Rychel, Thomas Gust, Scott Barker, Robert Shumaker and Thomas Mills (the "Company Shareholders"), David Boston (the "Shareholder Representative") and First Union National Bank (the "Escrow Agreement"); and
(ii) a Pledge, Security and Escrow Agreement by and among the Issuer, Sub, NECG, the Company Shareholders, David Boston (the "Indemnification Representative") and First Union National Bank (the "Pledge Agreement," together with the Escrow Agreement, the "Escrow Agreements"). According to the Escrow Agreement, the Shareholder Representative has the authority to direct the voting of the Escrow Shares. The Escrow Shares may not be transferred or assigned unless by operation of law.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS


           Exhibit 1. Copies of written agreement relating to the filing of joint acquisition statement as required by Rule 13d-1(k).

           Exhibit 2.      Copy of the Agreement between Beverly Nerenberg and
                           William M. Rychel, dated as of December 1, 1999.

           Exhibit 3.      Copy of the Agreement between A. Lowell Nerenberg and
                           William M. Rychel, dated as of December 1, 1999.

           Exhibit 4.      Copy of the Agreement between Rosa Sabato and
                           William M. Rychel, dated as of December 1,1999.

           Exhibit 5.      Copy of the Agreement between Martyn L. Cooper and
                           William M. Rychel, dated as of December 1, 1999.

           Exhibit 6.      Copy of the Agreement between J. Thomas Woolsey and
                           William M. Rychel, dated as of December 1, 1999.

           Exhibit 7.      Copy of the Shareholder Voting Agreement between
                           Thomas A. Gust and William M. Rychel, dated as of
                           November 1, 1999.

           Exhibit 8.      Copy of the Loan Agreement by and between William
                           M. Rychel and Tekgraf, Inc., dated as of December 1,
                           1999.

           Exhibit 9.      Copy of the Promissory Note between William M.
                           Rychel and Tekgraf, Inc., dated December 1, 1999.

           Exhibit 10. Copy of the Stock Pledge Agreement by and between William M. Rychel and Tekgraf, Inc., dated as of December 1, 1999.

           Exhibit 11. Copy of the Collateral Assignment by and between William M. Rychel and Tekgraf, Inc., dated as of
                           December 1, 1999.

           Exhibit 12. Copy of the Escrow Agreement by and among the Issuer, Tekgraf Sub III, Inc., New England Computer
                           Graphics, Inc., David Boston, A. Lowell Nerenberg,
                           William Rychel, Thomas Gust, Scott Barker, Robert
                           Shumaker and Thomas Mills, David Boston (the
                           "Shareholder Representative") and First Union
                           National Bank.

           Exhibit 13. Copy of the Pledge, Security and Escrow Agreement by and among the Issuer, Tekgraf Sub III, Inc., New
                           England Computer Graphics, Inc., David Boston, A.
                           Lowell Nerenberg, William Rychel, Thomas Gust, Scott
                           Barker, Robert Shumaker and Thomas Mills, David
                           Boston, David Boston (the "Indemnification
                           Representative") and First Union National Bank.

         This Amendment may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                         [SIGNATURES ON FOLLOWING PAGE]

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


                                           BEVERLY NERENBERG:


Dated:  January 5, 2000                           /S/ Beverly Nerenberg
                                           ------------------------------------


                                           A. LOWELL NERENBERG:


Dated:  January 5, 2000                           /S/ A. Lowell Nerenberg
                                           ------------------------------------


                                           WILLIAM M. RYCHEL:





Dated:  January 13, 2000                          /S/ William M. Rychel
                                           ------------------------------------


                                           THOMAS A. GUST:


Dated:  January 10, 2000                           /S/ Thomas A. Gust
                                           ------------------------------------

                  [SIGNATURES CONTINUED ON FOLLOWING PAGE]

                   [SIGNATURES CONTINUED FROM PREVIOUS PAGE]


                                           ROSA SABATO:


   Dated: January 5, 2000                          /S/ Rosa Sabato
                                           ------------------------------------


                                           MARTYN L. COOPER:


   Dated: January 6, 2000                          /S/ Martyn L. Cooper
                                           ------------------------------------


                                           J. THOMAS WOOLSEY


   Dated: January 7, 2000                          /S/ J. Thomas Woolsey
                                           ------------------------------------